SUB-ITEM 77C: Submission of matters to a vote of security holders

As of April 28, 2015, the record date for the Fund's 2015 Annual Meeting of Stockholders held on June 25, 2015 (the "Meeting"), there were 27,843,053 shares of the Fund's common stock eligible to vote. At the Meeting, a quorum was present in person or by proxy and the Fund's shares were voted on the Proposals presented to the Fund's stockholders as follows:

1. To elect two Class II Directors to serve for a three year term until the 2018 Annual Meeting of Stockholders:

   Director             For        Withhold Authority   Approval (%)

   Brian A. Berris	21,241,377	3,429,465	86.10%
   David R. Bock	21,201,150	3,469,692	85.94%

2. To ratify the selection by the Board of Directors of PricewaterhouseCoopers LLP as the Fund's independent registered accounting firm for the year ending December 31, 2015:

   For	         Against    Abstain   Approval (%)

   24,105,413    327,288    238,137     97.71%

3. To approve a stockholder proposal asking the Board of Directors to take steps necessary to declassify itself, as outlined in the Fund's proxy materials:

   For	        Against	   Abstain   Approval (%)

   11,028,200	6,322,394  316,312   62.42%

Approval percentages are based on the total number of votes cast on a particular Proposal and not on the total number of shares present at the Meeting or the total number of shares of the Fund outstanding. If they were, the approval percentages would be lower, as not all shares eligible to vote on each Proposal did so.